February 2, 2017
Via EDGAR
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Michael Volley
Staff Accountant
Office of Financial Services

Re:	Encore Capital Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Response dated August 30, 2016
File No. 000-26489
Dear Mr. Volley:
We refer to your letter dated January 19, 2017, which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the fiscal year ended December 31, 2015 of Encore Capital Group, Inc. (the “Company” or the “Registrant”). Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in your letter immediately preceding our response thereto.
Form 10-K for the Fiscal Year Ended December 31, 2015
Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Disclosure, page 42

1.
We note your response to comment 2 and your enhanced disclosure on page 54 of your September 30, 2016 Form 10-Q describing the adjustment amount applied to principal on receivables portfolios in arriving at your non-GAAP performance measure, Adjusted EBITDA. Please tell us how you considered Question 100.04 of the Compliance & Disclosure Interpretations on non-GAAP measures updated on May 17, 2016 in determining that the adjustment amount applied to principal on receivables, which increases earnings for the principal portion of cash received related to the receivables portfolio, does not represent an individually tailored revenue recognition method. Alternatively, please remove this adjustment in your calculation of Adjusted EBITDA used as a performance measure in future filings.

Response:
We acknowledge the Staff’s comment and will revise our disclosure in future filings as discussed below. Adjusted EBITDA reflects adjustments for certain non-cash items and items that we believe are not indicative of ongoing operations. We include the adjustment for the “amount applied to principal on receivable portfolios”) because (1) we believe that this measure is a useful indicator of our operating performance relating to cash collections through the liquidation of our receivable

3111 Camino Del Rio North, Suite 103, San Diego, CA 92108 ■T 877.445.4581 ■ F 858.309.1546 ■ W encorecapital.com portfolios and is therefore useful for investors, (2) it is materially consistent with the method of calculating EBITDA in the Encore Third Amended and Restated Credit Agreement dated December 20, 2016 (“Restated Credit Agreement”) and (3) it is the presentation used by analysts and investors in analyzing our performance.
The adjustment “amount applied to principal on receivable portfolios” represents the amount by which our gross collections exceed revenue from receivable portfolios, net for the period. We believe that adjusting for this amount assists investors in assessing our operating performance relating to cash collections from period to period. We believe that we are not using an individually tailored revenue recognition method, but rather we are including collection performance information from the footnotes of our financial statements in a non-GAAP performance metric. The amounts used to calculate “amount applied to principal on receivable portfolios” are included in the notes to our financial statements in the footnote “Investment in Receivable Portfolios, Net”. For example, on page 18 of our September 30, 2016 Form 10-Q the calculation of “amount applied to principal on receivable portfolios” for the three months ended September 30, 2016 ($247.4 million) is gross collections ($407.0 million) less revenue recognized net of the portfolio allowance ($251.0 million - $91.4 million).
As discussed in our response to comment 2 below, the method of calculation and adjustment categories are materially similar for Adjusted EBITDA and for “Consolidated EBITDA”, which is used with respect to our debt covenants in the Restated Credit Agreement. Consolidated EBITDA is used by our lenders to assess performance and is a key component in computing our cash flow leverage ratio.
We do not believe that Adjusted EBITDA, including an adjustment for “amount applied to principal on receivable portfolios,” when taken together with the presentation of net income and the other information and discussion accompanying this measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make its presentation, in light of the circumstances under which it is presented, not misleading.

In future filings we will revise our disclosure of Adjusted EBITDA and the footnote describing the adjustment “amount applied to principal on receivable portfolios” to clarify the calculation of the adjustment as described at the end of this response letter.

2.
Please explain the differences, if any, in the calculation of Adjusted EBITDA with respect to your debt covenants. Please note the guidance in Question 102.09 of the Compliance & Disclosure Interpretations on non-GAAP measures updated on May 17, 2016 relates to the use of a non-GAAP measure used in a material debt covenant for liquidity purposes and disclosure or a discussion of your financial condition only.

Response:
The method of calculation and adjustment categories are materially similar for Adjusted EBITDA and for “Consolidated EBITDA”, which is used with respect to our debt covenants in the Restated Credit Agreement. Consolidated EBITDA in the Restated Credit Agreement only includes amounts for our Restricted Subsidiaries (as defined in the Credit Agreement) whereas Adjusted EBITDA includes amounts for both Restricted Subsidiaries and Unrestricted Subsidiaries. In addition, the Company had not adjusted for interest income in previous filings because it was an immaterial amount, but will include such an adjustment in future filings along with a footnote explaining the change. We do not believe the change is significant enough to recast prior measures to conform to the current presentation.
In December 2016 the Company’s Restated Credit Agreement further refined the definition of the items to be included as “acquisition, integration and restructuring related expenses.” As such, in

3111 Camino Del Rio North, Suite 103, San Diego, CA 92108 ■T 877.445.4581 ■ F 858.309.1546 ■ W encorecapital.com our 10-K we will prospectively utilize the refined definition from the date of the Restated Credit Agreement, provide an explanation of the change, and adjust the related disclosure accordingly.
We note the guidance in Question 102.09 of the Compliance & Disclosure Interpretations on non-GAAP measures updated on May 17, 2016 and respectfully submit that we use and disclose Adjusted EBITDA as a performance measure not a liquidity measure. We believe Adjusted EBITDA is utilized as a performance measure and not a tool for measuring liquidity, meeting material debt covenants for liquidity purposes or discussion of financial condition. As such, we do not believe that additional disclosure is required.
In future filings we expect our disclosure for Adjusted EBITDA will be as follows (as compared to the format as provided in Q3 2016 with additions denoted by bold and underlined and deletions denoted by a strikethrough):
Adjusted EBITDA. Management utilizes adjusted EBITDA (defined as net income before discontinued operations, interest income and expense, taxes, depreciation and amortization, portfolio amortization, stock-based compensation expenses, one-time or extraordinary charges or gains, acquisition, integration and restructuring related expenses, and settlement fees and related administrative expenses) in the evaluation of our operating performance. ~~, which is materially similar in calculation to a financial measure contained in covenants used in the Encore revolving credit and term loan facility, in the evaluation of our operations and believes that this measure is a useful indicator of our ability to generate cash collections in excess of operating expenses through the liquidation of our receivable portfolios~~. Adjusted EBITDA is materially similar in calculation to a financial measure (“Consolidated EBITDA”) contained in covenants used in the Encore revolving credit and term loan facility, which was amended in December 2016 pursuant to a Third Amended and Restated Credit Agreement (the “Restated Credit Agreement”). The calculation for Consolidated EBITDA only includes amounts for certain restricted subsidiaries (as detailed in the Restated Credit Agreement) whereas adjusted EBITDA, as presented below, includes amounts for both restricted and unrestricted subsidiaries. Adjusted EBITDA for the periods presented is as follows (in thousands):

	Year Ended December 31,
	2016	2015	2014
GAAP net income, as reported	xxxx	$47,384	$98,278
Adjustments:
Loss (gain) from discontinued operations, net of tax	xxxx	23,387	(5,205)
Interest expense	xxxx	186,556	166,942
Interest income(1)	(xxxx)	—	—
Provision for income taxes	xxxx	27,162	48,569
Depreciation and amortization	xxxx	33,160	27,101
Amount applied to principal on receivable portfolios(2)	xxxx	628,289	614,665
Stock-based compensation expense	xxxx	22,008	17,181
Acquisition, integration and restructuring related expenses(3)	xxxx	15,528	18,771
Settlement fees and administrative expenses(4)	xxxx	63,019	—
Adjusted EBITDA	xxxx	$1,046,493	$986,302
________________________

(1)
In previous years we did not include interest income as an adjustment because it was immaterial. Beginning in the fourth quarter of 2016, we are including interest income as an adjustment to conform to the method of calculation presented in our Restated Credit Agreement. Interest income for the years ended 2016, 2015 and 2014 was $xxxx, $1,498 and $723, respectively.

3111 Camino Del Rio North, Suite 103, San Diego, CA 92108 ■T 877.445.4581 ■ F 858.309.1546 ■ W encorecapital.com

(2)
~~Amount represents collections from receivable portfolios that are not included in consolidated revenues as a result of accounting principles that require the application of such collections to amortize the principal of such receivable portfolios.~~ Amount represents (a) gross collections from receivable portfolios less (b) revenue from receivable portfolios, net. We adjust for this amount because (a) the method is materially consistent with the calculation method contained in covenants used in the Restated Credit Agreement ~~our revolving credit and term loan facility~~ and (b) it represents actual cash collections, which we believe is a useful indicator of our operating performance relating to our cash collections. ~~and we believe this measure is a useful indicator of our ability to generate cash collections in excess of operating expenses through the liquidation of our receivable portfolios~~.

(3)
Amount represents acquisition, integration and restructuring related expenses. We adjust for this amount because (a) the method is materially consistent with the calculation method contained in covenants used in the Restated Credit Agreement and (b) we believe these expenses are not indicative of ongoing operations; therefore adjusting for these expenses enhances comparability to prior periods, anticipated future periods, and our competitors’ results. Pursuant to an amendment in December 2016, the Restated Credit Agreement refined the definition of acquisition, integration and restructuring related expenses, which we have applied from the date of the amendment.

(4)
Amount represents litigation and government settlement fees and related administrative expenses. For the year ended December 31, 2016 amount consists of settlement and administrative fees related to certain TCPA settlements. For the year ended December 31, 2015, amount relates to the consent order with the CFPB that we entered into in September 2015. We believe these fees and expenses are not indicative of ongoing operations; therefore adjusting for these expenses enhances comparability ~~and adjusting for these fees and expenses makes it easier to compare~~ to prior periods, anticipated future periods, and our competitors’ results. Adjusting for these settlement and administrative fees is materially consistent with the calculation method contained in covenants used in the Restated Credit Agreement ~~our revolving credit and term loan facility~~.

***
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Jonathan Clark
Jonathan Clark
Executive Vice President
Chief Financial Officer

3111 Camino Del Rio North, Suite 103, San Diego, CA 92108 ■T 877.445.4581 ■ F 858.309.1546 ■ W encorecapital.com